August 28, 2008

Securities and Exchange Commission

100 F Street, NW

Washington, D.C. 20549

Re:

IdeaEdge, Inc. (formerly VOS International, Inc.)

EIN: 33-0756798

Commissioners:

We were previously the principal accountants for IdeaEdge, Inc. (formerly VOS International, Inc.), and we reported on the financial statements of IdeaEdge, Inc. as of September 30, 2007 and 2006, and for the years ended September 30, 2007 and 2006.  We have not provided any audit services to IdeaEdge, Inc. since the audit of the September 30, 2007 financial statements.  Effective August 27, 2008, we resigned as the principal accountants.

We have read the Company's statements included under Item 4.01 of its Form 8-K dated August 29, 2008.  We agree with the statements concerning our Firm in Item 4.01 of the Form 8-K.  We have no basis on which to agree or disagree with other statements made in the Form 8-K.

Very truly yours,

/s/ Cordovano and Honeck LLP

Cordovano and Honeck LLP

Englewood, Colorado